SEC No. 70-6903




                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549










                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS











                      JERSEY CENTRAL POWER & LIGHT COMPANY


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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



            In The Matter of                 :
                                             :  Certificate
Je rsey Central Power & Light Company        :  Pursuant to
                                             :  Rule 24 of
            File No. 70-6903                 :  Partial Com-
                                             :  pletion of
(Public Utility Holding Company Act of 1935) :  Transactions




To The Members of the Securities and Exchange Commission:

              The undersigned,  Jersey Central Power & Light Company  ("JCP&L"),

does hereby  certify  pursuant to Rule 24 of the General  Rules and  Regulations under the  Public  Utility  Holding  Company  Act of 1935,  that  certain of the transactions  proposed in the  Application  (as  amended)  filed in SEC File No.

70-6903,  have been carried out in accordance  with the terms and conditions of,

and  for  the  purposes  requested  in  said  Application  and  pursuant  to the

Commission's  Order,  dated November 16, 1983, and  Supplemental  Orders,  dated

November 19, 1984,  July 30, 1985,  June 27, 1986,  January 17, 1990 and October

24, 1994 with respect to said Application, as follows:

              At September 30, 1997, JCP&L acquired obligations of its customers in accordance  with its approved  Home Energy Loan Program,  Solar Water Heating

Conversion  Program and Electric Heat Conversion  Program in the total aggregate amounts as follows:




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Obligations acquired as at June 30, 1997,                         $ 8,387,609.84
as previously reported

Obligations acquired during the period
July 1, 1997 through September 30, 1997
                                                                       31,570.60
                                                                       ---------

Total as at September 30, 1997                                    $ 8,419,180.44



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                                    SIGNATURE


        PURSUANT TO THE  REQUIREMENTS  OF THE PUBLIC UTILITY HOLDING COMPANY ACT

OF 1935, THE UNDERSIGNED  COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON

ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.




                                          JERSEY CENTRAL POWER & LIGHT COMPANY




                                          By:
                                               T. G. Howson
                                               Vice President and Treasurer




Dated: October 15, 1997



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                                           October 15, 1997




Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

        Re:            Jersey Central Power & Light Company
                       SEC File No. 70-6903

Gentlemen:

        We transmit herewith for electronic filing under the Public Utility Holding Company Act of 1935, Certificate Pursuant to Rule 24 of Partial Completion of Transactions filed in SEC File No. 70-6903.

        All comments that arise regarding this filing should be addressed to the attention of the undersigned, Jersey Central Power & Light Company, c/o GPU Service, Inc., 100 Interpace Parkway, Parsippany, NJ, 07054, at (201) 263-6407.

                                           Very truly yours,

                                           JERSEY CENTRAL POWER & LIGHT COMPANY




                                           By:
                                                 T. G. Howson
                                                 Vice President and Treasurer


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